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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10533

8-10533

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/01/2023 (MM/DD/YY) AND ENDING 04/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: K. W. CHAMBERS & CO

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7800 FORSYTH BLVD., 5TH FLOOR
(No. and Street)

CLAYTON	MO	63105
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

GREG OVERSCHMIDT	314-236-2464	greg@kwhambers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PURK & ASSOCIATES, P.C.
(Name – if individual, state last, first, and middle name)

1034 S. BRENTWOOD #2000	ST. LOUIS	MO	63117
(Address)	(City)	(State)	(Zip Code)

07/21/2009	3732
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG OVERSCHMIDT, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of K. W. CHAMBERS & CO., as of 4/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAN BRADSHAW
Notary Public - Notary Seal
St Charles County - State of Missouri
Commission Number 13519333
My Commission Expires Jan 30, 2025

Notary Public

Signature:

Title:
PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

K.W. CHAMBERS & CO.

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND SUPPLEMENTAL SCHEDULES
APRIL 30, 2024

Purk
& Associates, P.C.
CPAs and Business Advisors
1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117
o: 314.884.4000
f: 314.884.4001
www.purkpc.com

Contents

Purk & Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of *K.W. Chambers & Co.* (the "Company," a Missouri corporation) as of April 30, 2024, and the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024, and the results of its operations and its cash flows for the year then April 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

Supplemental Information

The information contained in pages 13-15 (collectively, "supplemental schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules

In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as *K.W. Chambers & Co.'s* auditor since 2010.

Pulc & Associates, P.C.

St. Louis, Missouri
June 17, 2024

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2024

Assets		
Current Assets		
Cash and cash equivalents	$	172,446
Receivables from brokers or dealers		17,359
Other receivables		1,313
Total Current Assets		191,118
Noncurrent Assets		
Deferred tax asset		1,447
Less: Deferred tax asset reserve		(1,447)
Total Noncurrent Assets		-
Total Assets	$	191,118
Liabilities and Ownership Equity		
Current Liabilities		
Accounts payable and accrued liabilities	$	46,123
Payable to brokers or dealers		64,749
Other liabilities		2,600
Accrued income taxes		36
Total Current Liabilities		113,508
Total Liabilities		113,508
Ownership Equity		
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued; 13,000 outstanding		17,500
Additional paid-in capital		27,018
Retained earnings		47,092
		91,610
Less: Treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		77,610
Total Liabilities and Ownership Equity	$	191,118

K.W. CHAMBERS & CO.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2024

Revenues		
Insurance commissons and other	$	932,355
Interest income		2,871
Total Revenues		935,226
Expenses		
Employee compensation and benefits		208,782
Commissions		644,600
Technology and communications		5,763
Other expenses		86,592
Total Expenses		945,737
Net Operating Loss		(10,511)
Other Income		
Other income		10,238
Net Loss Before Income Tax Expense		(273)
Income Tax Expense		(36)
Net Loss	$	(309)

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2024

	Shares of Common Stock		Common Stock	Additional Paid-In	Retained	Treasury	Total Ownership
	Issued	Treasury	Issued	Capital	Earnings	Stock	Equity
Balance - May 1, 2023	17,500	(4,500)	$ 17,500	$ 27,018	$ 47,401	$ (14,000)	$ 77,919
Net Loss	-	-	-	-	(309)	-	(309)
Balance - April 30, 2024	17,500	(4,500)	$ 17,500	$ 27,018	$ 47,092	$ (14,000)	$ 77,610

See the Report of Independent Registered Public Accounting Firm and accompanying notes financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2024

Cash Flows from Operating Activities		
Net loss	$	(309)
Adjustments to reconcile net loss to net cash provided in operating activities		
Changes in assets and liabilities		
Receivables from brokers or dealers		(15,765)
Accounts payable and accrued liabilities		17,643
Payable to brokers or dealers		21,595
Other liabilities		2,600
Accrued income taxes		36
Total Adjustments		26,109
Net Cash Provided by Operating Activities		25,800
Net Increase in Cash and Cash Equivalents		25,800
Cash and Cash Equivalents - Beginning of Year		146,646
Cash and Cash Equivalents - End of Year	$	172,446

1. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

This summary of significant accounting and reporting policies is presented to assist in understanding *K.W. Chambers & Co.'s* financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations

K.W. Chambers & Co. (the "Company") was incorporated in February 1962 as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under Rule 15c3-3(k)(2)(ii). Rule 15c3-3(k)(2)(ii) establishes that all funds and securities of the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are maintained primarily at two financial institutions. At times, bank deposits may exceed federally insured limits.

Recently Adopted Accounting Standards

Allowance for Credit Losses

The Company adopted *ASU 2016-03, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, as amended (ASC 326), which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss methodology ("CECL"). The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost including receivables from brokers or dealers.

The Company adopted the standard using the modified retrospective method of all financial assets amortized at cost. The allowance for credit losses on the applicable financial assets had no activity in the year ended April 30, 2024 with no balances recorded since management deemed this allowance and its related factors immaterial as of April 30, 2024.

Receivables from Brokers or Dealers

Receivables from brokers or dealers consist primarily of commissions receivable from insurance companies and are recorded at their original amounts.

Allowance for Credit Losses on Financial Assets

The allowance for credit losses on financial assets is a valuation account that is deducted from the amortized cost basis of these assets to present the net amount expected to be collected. The allowance for credit losses on financial assets is adjusted through the provision for credit losses to the amount of amortized cost basis not expected to be collected at the balance sheet date. Financial asset losses are charged off against the allowance for credit losses when the Company determines the balances to be uncollectible. Cash received on previously charged off amounts is recorded as a recovery to the allowance for credit losses.

Remaining Maturity Methodology

The Company utilized the *Remaining Maturity* method in determining expected future credit losses for each of its financial assets as applicable. This technique considers an estimate of expected credit losses over the remaining life of the financial assets and uses average annual charge off rates to estimate the allowance for credit losses. For amortizing assets, the remaining contractual life is adjusted by the expected scheduled payments and prepayments.

The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are not unconditionally cancellable by the Company. The average annual charge off rate is applied to the amortization-adjusted remaining life to determine the unadjusted lifetime historical charge-off rate.

Total Applied Loss Rate During Forecast Period is determined by utilizing Qualitative Factors, Forecast Factors and Historical Annual Loss Rate. The length of the reasonable and supportable forecast period is evaluated at each reporting period and adjusted if deemed necessary. Currently, the Company uses the current period plus a one year in estimating the allowance for credit losses on its financial assets, as applicable. After the reasonable and supportable forecast period, the models effectively revert to long-term mean loss on a straight-line basis over 12 months.

Qualitative Factors

The measurement of expected credit losses encompasses information about historical events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. Qualitative adjustments to historical loss information are made for differences in current asset-specific risk characteristics such as changes in the value of underlying collateral, changes in lending policies and underwriting practices, changes in national and local economic conditions, changes in portfolio volume and nature, changes staff depths and experience, changes in past dues of receivables, nonaccrual receivables, and quality, changes in receivable review and oversight, impact and effects of concentrations and impact of competition and legal factors.

Forecast Factors

The allowance for credit losses on these financial asset estimates incorporates a reasonable and economic forecast through the use of internally developed macroeconomic scenarios applied in the model. The model includes both current and forecasted factors such as known unemployment rates, estimates from management on known payback concerns, and other national quoted statistics.

Historical Annual Loss Rates

The Company's expected loss estimate is anchored in historical credit loss experience, with an emphasis on all available portfolio data. The Company's historical look-back period includes May 2022 through the current period, on an annual basis. When historical credit loss experience is not sufficient for a specific portfolio, the Company may supplement its own portfolio data with external models or data.

Collateral Less Costs to Sell Methodology

The Company establishes a specific reserve for individually evaluated financial assets which do not share similar risk characteristics with the financial assets evaluated using a collective or pooled basis. These individually evaluated financial asset amounts are removed from the remaining maturity approach discussed above for the quantitative baseline, and include non-financial assets and other assets as deemed appropriate by management.

Although management believes the allowance for credit losses on its financial assets to be immaterial, ultimate losses may vary from its estimates. At least quarterly, management reviews the adequacy of the allowance for credit losses on its financial assets, including consideration of the relevant risks in the portfolio, current economic conditions, and other factors.

Furniture and Fixtures

The Company owns no furniture or fixtures but instead utilizes the furniture and equipment of a related party with common ownership. See Note 4 and 6.

Recognition of Revenues

The Company receives commissions on annuity products sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee. Revenue from annuities is recognized in the month in which the commission is earned resulting from executed contracts with customers. Trail revenue is recognized over time and is based on the value of the annuity. Fixed amounts are recognized when earned; variable amounts are recognized when it is probable that such amounts will be received.

Revenue from Contracts with Customers

The Company enters into arrangements with insurance companies to distribute annuity products to customers. The Company may receive commissions from the insurance company paid up front or over time. The receipt of any fees over time are dependent upon variables outside of the Company's control (e.g., value of the annuity, etc.) such that the Company cannot predict or allow for such payments until the time at which they occur.

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to net operating loss carryforwards, employee bonus accruals, and recognition of reserves against receivable balances. Deferred tax assets represent the future tax benefits of those differences, which will be deductible when the assets are recovered. Deferred tax liabilities represent the future tax consequences of those differences, which will be payable when the assets are recovered or liabilities settled. Beginning with fiscal 2019, the Company files its income tax returns using the accrual basis of accounting. See Note 7.

The Company measures its unrecognized tax benefits in accordance with *FASB ASC 740-10, Accounting for Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more-likely-than-not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has analyzed the tax positions taken and concluded that as of April 30, 2024, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

Subsequent Events

The Company has evaluated the impact on the financial statements, if any, of subsequent events through June 17, 2024, the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Net Capital Rule of the SEC also provides that equity capital may not be withdrawn nor cash dividends paid if resulting net capital would be less than the greater of 5% of aggregate debit items or 120% of the minimum net capital requirement.

As of April 30, 2024, the Company had net capital of $75,386, which was $50,386 in excess of its required $25,000 minimum. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1.

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3. The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts. Therefore, the Company does not have any possession or control of customer funds or securities.

4. LEASES

In February 2016, the FASB issued *Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842).* Under ASU 2016-02, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.

The Company utilizes office space, furniture, fixtures, and office equipment of a related party by common ownership for which it was not required to pay rent for the year ended April 30, 2024. The nature of this arrangement is verbal and on a month-to-month basis. The Company has elected, for all underlying classes of assets, to not recognize right of use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

5. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTIES

The Company shares office space and employees with an entity by common ownership free of charge for the year ended April 30, 2024. See Note 4.

In April 2024, the Company signed a cost sharing agreement with a related party where the Company is charged rent, office expenses and parking charges on a quarterly basis starting May 1, 2024. Annual estimated charges to the Company in the future are $1,935.

The Company also holds a money market account with a related party. The balance at April 30, 2024 was $45,568 and is included in cash and cash equivalents on the statement of financial condition.

7. PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following:

Current	$	36

The income tax provision differs from expense that would result from applying federal and state statutory rates to income (loss) before income taxes (benefit) primarily due to permanent differences related to non-deductible entertainment expenses and the non-deductible portion of meal expenses.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. The deferred tax asset of $1,447 results from a net operating loss that will be carried forward for tax purposes as all net operating loss carrybacks have been utilized.

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion of or all the deferred tax assets will not be realized. Due to the uncertainty with respect to future taxable income, the deferred tax asset has been fully offset with a valuation allowance. As a portion of that deferred tax asset was realized, the valuation allowance was reduced by $174 for the year ended April 30, 2024. No federal or state income taxes were paid during the fiscal year ended April 30, 2024.

8. EMPLOYEE RETENTION CREDIT INCOME

In June 2023, the Company was approved for and received employee retention credits available under the CARES Act created as part of the relief efforts related to COVID-19 and administered by the U.S. Treasury Department covering payroll taxes for the quarter ended June 30, 2020. The payment of $11,203 is included on the Company's statement of operations as interest income in the amount of $965 and $10,238 in other income.

SCHEDULE I–COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1, COMPUTATION OF AGGREGATE INDEBTEDNESS, AND BASIC NET CAPITAL REQUIREMENT, AND STATEMENT PURSUANT TO RULE 15c3-3

Computation of Net Capital

Total ownership equity	$	77,610
Deductions and/or charges		
Nonallowable assets		
Other receivables		1,313
Total deductions and/or charges		1,313
Net capital before haircuts on securities positions		76,297
Less: Haircuts on securities positions		911
Net Capital	$	75,386

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$	46,123
Payable to brokers or dealers		64,749
Other liabilities		2,600
Accrued income taxes		36
Total Aggregate Indebtedness	$	113,508

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Excess net capital	$	50,386
Percentage of aggregate indebtedness to net capital		150.57%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2024

Net Capital as reported in the Company's Part II (unaudited) FOCUS report	$	75,386
Net Capital per above	$	75,386

No material differences were noted. The Company's net capital of $75,386 is $50,386 in excess of the $25,000 minimum net capital requirement of the Financial Industry Regulatory Authority.

Statement Pursuant to Rule 15c3-3

The Company has claimed exemption from Rule 15c3-3. All customer transactions are cleared through a broker-dealer on a fully disclosed basis, and the Company does not hold funds for the accounts of its customers.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully disclosed basis" under an agreement with a non-affiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and, therefore, no "Computation for Determination of Reserve Requirements" under that rule has been provided.

SCHEDULE III–INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company operates on a "fully disclosed basis" under an agreement with a non-affiliated clearing broker. Accordingly, the Company claims exemption to SEC Rule 15c3-3 pursuant to Paragraph (k)(2)(ii) and, therefore, no "Information Relating to Possession or Control Requirements" under that rule has been provided.

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended April 30, 2024. Management of *K.W. Chambers & Co.* (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 part III for the year ended April 30, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2024 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended April 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

St. Louis, Missouri
June 17, 2024

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm
on Management's Exemption Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) K.W. Chambers & Co. (the "Company") has identified the provisions of 17 C.F.R. §15c3-3 under which the Company claims it is not a covered entity (the "exemption provisions") and (2) the Company states that the Company met its uncovered status provisions subject to Footnote 74, throughout the most recent fiscal year without exception, and (3) the Company is also claiming non-covered status because the Company's only other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting the purchase and sale of insurance products. Further explaining, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The discontinuation of any and all securities-related business by the Company has also been documented in the Company's amended CMA with FINRA on or about January 12, 2021. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §15c3-3 and Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 under the Securities Exchange Act of 1934.

Purk & Associates, P.C.

St. Louis, Missouri
June 17, 2024

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

K.W. CHAMBERS & CO.

Investment Securities Since 1961

7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name: K. W. Chambers & Company
Address: 7800 Forsyth Blvd., 5th Floor, St. Louis, MO 63105
Telephone: (314) 236-2400
SEC Registration #: 8-10533
FINRA Registration #: 1432

To the best knowledge and belief of the above-mentioned broker or dealer,

K.W. Chambers & Co. (the "Company") has identified the provisions of 17 C.F.R. §15c3-3 under which the Company claims it is not a covered entity (the "exemption provisions") and (2) the Company states that the Company met its uncovered status provisions subject to Footnote 74, throughout the most recent fiscal year without exception, and (3) the Company is also claiming non-covered status because the Company's only other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting the purchase and sale of insurance products. Further explaining, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The discontinuation of any and all securities-related business by the Company has also been documented in the Company's amended CMA with FINRA on or about January 12, 2021. The Company's management is responsible for compliance with the exemption provisions and its statements.

Signature: ______________________

Name: Greg Overschmidt

Title: President

SIPC
SECURITIES INVESTOR PROTECTION CORPORATION